Exhibit 1.4

KPMG LLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street, Suite 200	www.kpmg.ca
North York, ON M2P 2H3

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of North American Palladium Ltd.

On March 28, 2008, we reported on the consolidated balance sheets of North American Palladium Ltd. (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2007 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to Accounting Principles Generally Accepted in the United States” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 28, 2008

Reconciliation to Accounting Principles Generally Accepted in the United States.

The Company’s consolidated financial statements for the three years ended December 31, 2007, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company’s consolidated financial statements been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”):

(Canadian funds in thousands of dollars, except per share amounts)

	2007	2006	2005
Statements of loss and deficit:

Loss under Canadian GAAP	$(28,680)	$(34,109)	$(53,611)
Capitalized interest (a)	—	603	1,089
Amortization of capitalized interest (a)	(493)	(446)	(62)
Concentrates and crushed and broken ore stockpiles (b)	—	—	(2,944)
Derivative financial instruments (c)	—	277	475
Tax liability on flow-through financing (e)	(161)	(143)	(1,116)
Accretion expense relating to convertible notes (h)	(1,571)	(255)	—
Amortization of deferred financing costs (h)	(497)	(353)	—
Fair value adjustment on embedded derivatives and common share purchase warrants (h)	6,978	15,148	—

Loss and comprehensive loss under U.S. GAAP	$(24,424)	$(19,278)	$(56,169)
Basic and diluted loss per share under U.S. GAAP	$(0.44)	$(0.37)	$(1.08)

Balance sheets:

	2007	2006
	$	$
Current assets (b) and (c)	182,263	109,248
Mining interests (a)	115,713	148,390
Crushed and broken ore stockpiles – long term (b)	375	289
Deferred financing costs (h)	275	1,576
Future tax liability (e)	2,714	2,662
Liabilities – current portion of convertible notes payable (h)	25,706	20,992
– convertible notes payable (h)	—	22,516
– embedded derivatives (h)	209	3,702
– common share purchase warrants (h)	995	4,479
Common share capital and common share purchase warrants (d),(e),(h)	440,751	336,440
Equity component of convertible notes payable (h)	—	—
Contributed surplus	1,673	1,269
Deficit (d),(e),(h)	(208,863)	(184,439)

(a) Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For 2007, interest of $nil (2006 - $603; 2005 – $1,089), respectively, has been capitalized related to the investment in the underground development, which reached commercial production during the first quarter of 2006.  Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

(b) The cost of the Company’s concentrate inventory and crushed and broken ore stockpiles is determined using the average production costs including an allocation of the amortization of production related assets. At December 31, 2007 and 2006, the Company recorded its concentrate inventory and crushed and broken ore stockpiles at their net realizable value. Amounts adjusted under U.S. GAAP for 2005, include amounts previously included in the cost of these inventories under U.S. GAAP for periods prior to January 1, 2004, the date the Company commenced including amortization in the cost of inventories under Canadian GAAP.

(c) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.  The Company did not have any derivative financial instruments designated as hedges under Canadian GAAP as at December 31, 2007 and 2006.

(d) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 as at December 31, 2007 and 2006.

(e) Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(f) U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at December 31, 2007, these amounts were as follows: trade payables and accruals - $15,494 (2006 - $17,141); other accruals - $5,263 (2006 - $4,385).

(g) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(h)  Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for as an equity instrument. The Company allocated the gross proceeds received to the debt and equity components of the notes and the warrants on a relative fair value basis. The Series I proceeds received were allocated as follows; US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. Issuance costs of $2,364 were allocated pro-rata to the debt ($1,398) and equity components ($589) and to the associated warrants ($377) on a relative fair value basis. The issuance costs related to the debt components are being amortized over the respective terms of the convertible notes on an effective yield basis (Series I- 42%; Series II- 28%). In addition, a liability (the “Equity Premium”) was recognized for the holders’ option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price for interest and principal payments. The Company will be required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. For the year ended December 31, 2007, the Company recorded accretion expense of $12,947 (2006 - $10,090) of which $3,245 (2006 - $2,160) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at December 31, 2007.

Under U.S. GAAP, an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract must be measured at fair value and presented as a liability. Changes in fair value of the embedded derivatives are recorded in the consolidated statements of loss and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the convertible notes payable and that are measured at fair value consist of the holders’ conversion right, the Company’s contingent conversion option and the holders’ contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, there is no requirement to identify and measure the other embedded derivatives.

Under U.S. GAAP, the common share warrants are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of loss and deficit at each reporting date.

Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

All of the issuance costs related to the convertible note issuances are recognized as deferred financing costs under U.S. GAAP and are amortized to the consolidated statements of loss and deficit using the effective yield basis over the respective terms of the notes. The Series I notes and Series II note carry an effective yield of 49% and 25%, respectively.

Differences in U.S. GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S.GAAP.

Adoption of new United States accounting pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FAS No. 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses.  Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities.  The adoption of FAS No. 151 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

In December 2004, FAS No. 123 (revised) “Share-Based Payment”, was issued.  This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees.  In the income statement, FAS No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB No. 25.  The adoption of FAS No. 123 (revised) on January 1, 2006 by the Company, using the modified prospective application method, had no material impact on the consolidated financial statements.

Under Canadian GAAP the Company has adopted a policy of recognizing forfeitures as they occur.  Under US GAAP forfeitures must be estimated in advance.  Management has estimated that the impact of estimating forfeitures in advance has no material impact on compensation expense compared to Canadian GAAP.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FAS No. 3”.  FAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable.  If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied.  FAS No. 154 applies to all voluntary changes in accounting principle as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided.  FAS No.154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error.  The adoption of FAS No. 154 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

In March 2005, the FASB ratified EITF 04-06 “Accounting for Stripping Costs in the Mining Industry”.  The consensus reached is that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005 with early adoption permitted. The adoption of EITF 04-06 on January 1, 2006 by the Company had no material impact on the consolidated financial statements

Impact of recently issued United States accounting pronouncements

Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”) was issued September 2006.  The Statement provides guidance for using fair value to measure assets and liabilities.  The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements.  This Statement does not expand the use of fair value measurements in any new circumstances.  Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts.  SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008.  The Company is currently reviewing the impact of this statement.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities the option to measure financial instruments at fair value, thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This statement is effective for the Company beginning January 1, 2008.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”) was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The adoption of FIN 48 on January 1, 2007 had no material impact on the consolidated financial statements of the Company.